    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2000.

                                            REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             CONNETICS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           94-3173928
 (STATE OR OTHER JURISDICTION OF INCORPORATION OR         (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                   ORGANIZATION)

                            3400 WEST BAYSHORE ROAD
                              PALO ALTO, CA 94303
                                 (650) 843-2800
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF THE
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               THOMAS G. WIGGANS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CONNETICS CORPORATION
                            3294 WEST BAYSHORE ROAD
                              PALO ALTO, CA 94303
                                 (650) 843-2800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
                              BRIAN V. CAID, ESQ.
                            MORRISON & FOERSTER LLP
                       370 SEVENTEENTH STREET, SUITE 5200
                                DENVER, CO 80202
                                 (303) 592-1500

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM
       TITLE OF SHARES               AMOUNT TO BE           OFFERING PRICE            AGGREGATE               AMOUNT OF
       TO BE REGISTERED             REGISTERED(1)            PER SHARE(2)         OFFERING PRICE(2)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value
  per share...................        375,000(3)               $17.2815             $6,480,562.50             $1,710.85
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) In the event of a stock split, stock dividend or similar transaction involving the Registrant's common stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416 under the Securities Act of 1933.

(2) Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(c) under the Securities Act of 1933, based on the average of the high and low sale prices of the common stock on the Nasdaq National Market on August 29, 2000, which was $17.2815 per share.

(3) Represents: (i) 327,937 shares of common stock which may be issued to the selling stockholder pursuant to the terms of the Structured Equity Line Flexible Financing Agreement between the Registrant and the selling stockholder, (ii) 22,063 shares issuable to the selling stockholder upon the exercise of a warrant dated June 6, 2000 at an exercise price of $7.8585 per share, and (iii) up to 25,000 shares issuable upon the exercise of warrants to be issued to the selling stockholder on December 1, 2000 under the Structured Equity Line Flexible Financing Agreement.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION. DATED AUGUST 31, 2000
PRELIMINARY PROSPECTUS

                             CONNETICS CORPORATION

                         375,000 SHARES OF COMMON STOCK

     The stockholder named on page 29 is selling up to 375,000 shares of our common stock together with up to 47,063 shares of common stock issuable upon the exercise of warrants. We will receive proceeds only upon the exercise of the warrants and the issuance of up to 500,000 shares of our common stock to the selling stockholder under the Structured Equity Line Flexible Financing Agreement between us and the selling stockholder.

     Our common stock is quoted on the Nasdaq National Market under the symbol "CNCT." On August 29, 2000, the last reported sale price of our common stock was $17.00 per share.

                           -------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                           -------------------------

                               KEPLER CAPITAL LLC

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is             , 2000

                               TABLE OF CONTENTS

Risk Factors................................................    3
Forward-Looking Statements..................................    9
Trademarks..................................................   10
Use of Proceeds.............................................   10
Dividend Policy.............................................   10
Business....................................................   11
Issuance of Common Stock and Warrants to the Selling
  Stockholder...............................................   27
Selling Stockholder.........................................   28
Plan of Distribution........................................   28
Legal Matters...............................................   31
Experts.....................................................   31
Where You Can Find Additional Information...................   31

                           -------------------------

     YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                  RISK FACTORS

     You should carefully consider the following risks and all of the other information included in or incorporated by reference into this prospectus before buying our common stock.

RISKS RELATED TO OUR BUSINESS

IF WE DO NOT SUSTAIN PROFITABILITY, STOCKHOLDERS MAY LOSE THEIR INVESTMENT.

     Until the first quarter of fiscal year 2000, we lost money every year since our inception. We had net losses of $26.6 million in 1998 and $27.3 million in 1999. Our accumulated deficit was $118.8 million at June 30, 2000. We may incur additional losses during the next few years. If we do not sustain the profitability we achieved in the first quarter of fiscal year 2000, our stock price may decline.

IF WE DO NOT OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS, WE WILL BE UNABLE TO DEVELOP OR MARKET OUR PRODUCTS.

     We currently believe that our available cash resources will be sufficient to fund our operating and working capital requirements for the next 18 months. Accordingly, we may need to raise additional funds through public or private financings, strategic relationships or other arrangements. In particular, we would need to raise additional funds if our relaxin clinical trial is successful because our working capital needs will increase as we incur additional regulatory and commercialization expenses for relaxin. Relaxin is a hormone that occurs naturally in humans, and which we manufacture using recombinant process. If we are unable to raise additional funds when needed, we may not be able to market our products as planned or continue development of our other products. If we are unable to successfully complete development and commercialization of relaxin, we may never achieve profitability.

IF WE FAIL TO PROTECT OUR PROPRIETARY RIGHTS, COMPETITORS MAY BE ABLE TO USE OUR TECHNOLOGIES, WHICH WOULD WEAKEN OUR COMPETITIVE POSITION, REDUCE OUR REVENUES AND INCREASE OUR COSTS.

     Our commercial success depends in part on our ability and the ability of our licensors to protect our technology and processes.

     The foam technology used in our Luxiq and OLUX products is not covered by issued patents but is the subject of pending patent applications. If we do not obtain patent coverage for Luxiq and OLUX, it may be easier and more attractive for potential new market entrants to develop and introduce competitive products.

     With regard to patent applications that we or our licensors have filed, or patents issued to us or our licensors:

     - any pending patent applications may not issue as patents;

     - our competitors may successfully challenge or circumvent our patents; or

     - any patents which exist or are issued may not provide us with a competitive advantage.

     In addition, others may obtain patents that contain claims which cover products or processes that we make, have made, use, or sell. If a third party claimed an intellectual property right to technology we use, we might be forced to:

     - discontinue an important product or product line;

     - alter our products or processes to avoid infringement;

     - pay license fees and/or damages; and

     - cease certain activities.

     Under these circumstances, we may not be able to obtain a license to such intellectual property on favorable terms, if at all. We may not succeed in any attempt to redesign our products or processes to avoid infringement.

     A judgment adverse to us in any patent interference, litigation or other proceeding arising in connection with these patent applications could materially harm our business. In addition, the costs of any such proceeding may be substantial whether or not we are successful.

     In addition, the patents in our relaxin patent portfolio begin to expire in 2002 in foreign countries and 2005 in the United States. Additional patents may not issue, and if they do, they may not be sufficient to protect our relaxin products.

IF OUR CORPORATE PARTNERS ARE NO LONGER WILLING OR ABLE TO FUND THE DEVELOPMENT OF RELAXIN, OUR CURRENT PRODUCT REVENUE WILL NOT COVER THE COST OF FULLY DEVELOPING AND COMMERCIALIZING RELAXIN.

     We depend on licensing agreements with our corporate partners to successfully develop and commercialize our products. We also generate revenue by licensing our products to third parties for specific territories and indications. Our reliance on licensing arrangements with third parties carries several risks, including the possibilities that:

     - a product development contract may expire or a relationship may be terminated, and we will not be able to attract a satisfactory alternative corporate partner within a reasonable time;

     - a corporate partner involved in the development of our products does not commit sufficient capital to successfully develop our products; and

     - we may be contractually bound to terms that, in the future, are not commercially favorable to us.

If any of these risks occurs, we may not be able to successfully develop our products.

WE DEPEND ON THIRD PARTIES TO PROTECT AND MAINTAIN OUR PATENT PORTFOLIO.

     Nearly our entire patent portfolio is licensed from third parties, who are responsible to varying degrees for the prosecution and maintenance of those patents. Our success will depend on our ability, or the ability of our licensors, to obtain and maintain patent protection on technologies, to preserve trade secrets, and to operate without infringing the proprietary rights of others. It is possible that before any of our products in development can be commercialized, the related patents may have expired or be close to expiration, thus reducing any advantage of the patent. Moreover, composition of matter patent protection, which gives patent protection for a compound or a composition, may not be available for some of our product candidates.

IF WE DO NOT SUCCESSFULLY COMMERCIALIZE RELAXIN, WE MAY LOSE FUNDAMENTAL INTELLECTUAL PROPERTY RIGHTS TO THE PRODUCT.

     Licenses with Genentech, Inc. and The Howard Florey Institute of Experimental Physiology and Medicine require us to use our best efforts to commercialize relaxin. Our failure to successfully commercialize relaxin may result in the reversion of our rights under these licenses to Genentech and the Florey Institute. The termination of these agreements and subsequent reversion of rights could cause us to lose fundamental intellectual property rights to relaxin. This would prohibit us from continuing our relaxin development programs.

WE ARE SUBJECT TO FOREIGN EXCHANGE RISKS WHICH MAY INCREASE OUR OPERATIONAL EXPENSES.

     We make payments to Boehringer Ingelheim for the production of relaxin in Austrian schillings, and to CCL Pharmaceuticals for the production of Luxiq and OLUX in pounds sterling. If the

U.S. dollar depreciates against the schilling or the pound, the payments that we must make will increase, which will increase our expenses. We do not currently hedge our foreign currency exposure related to these Agreements.

WE RELY ON OUR EMPLOYEES AND CONSULTANTS TO KEEP OUR TRADE SECRETS CONFIDENTIAL.

     We rely on trade secrets and proprietary know-how. We require each of our employees, consultants and advisors to execute a confidentiality agreement providing that all proprietary information developed or made known to the individual during the course of the relationship will be kept confidential and not used or disclosed to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee, consultant or advisor, to the extent appropriate for the services provided during the course of the relationship, shall be our exclusive property, other than inventions unrelated to us and developed entirely on the individual's own time. These agreements may not provide meaningful protection or adequate remedies for misappropriation of our trade secrets in the event of unauthorized use or disclosure of such information.

OUR USE OF HAZARDOUS MATERIALS EXPOSES US TO THE RISK OF ENVIRONMENTAL LIABILITIES, AND WE MAY INCUR SUBSTANTIAL ADDITIONAL COSTS TO COMPLY WITH ENVIRONMENTAL LAWS.

     Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and certain waste products. In the event of accidental contamination or injury from these materials, we could be liable for any damages that result and any liability could exceed our resources. We may also be required to incur significant costs to comply with environmental laws and regulations as our research activities increase.

RISKS RELATED TO OUR PRODUCTS

IF WE DO NOT OBTAIN AND MAINTAIN GOVERNMENTAL APPROVALS FOR OUR PRODUCTS, WE CANNOT SELL THESE PRODUCTS FOR THEIR INTENDED DISEASES.

     The process of obtaining and maintaining regulatory approvals for pharmaceutical and biological drug products, and obtaining and maintaining regulatory approvals to market these products for new indications, is lengthy, expensive and uncertain. The manufacturing and marketing of drugs are subject to continuing FDA and foreign regulatory review, and later discovery of previously unknown problems with a product, manufacturing process or facility may result in restrictions, including withdrawal of the product from the market. To obtain approval, we must show in preclinical and clinical trials that our products are safe and effective.

     After we complete the clinical trials for a product, we must file a new drug application if the product is classified as a new drug, or a biologics license application if the product is classified as a biologic, which is a drug based on natural substances. The FDA approval processes require substantial time and effort, the FDA continues to modify product development guidelines, and the FDA may not grant approval on a timely basis or at all. Clinical trial data can be the subject of differing interpretation, and the FDA has substantial discretion in the approval process. The FDA may not interpret our clinical data the way we do. The FDA may also require additional clinical data to support approval. The FDA can take between one and two years to review new drug applications and biologics license applications, or longer if significant questions arise during the review process. Even after such time and expenditures, we may not obtain regulatory approval or the approval we get may have strict limitations.

     In particular, relaxin is critical to our future success. We are initially studying relaxin for the treatment of diffuse scleroderma, a serious disease involving the excessive formation of connective tissue, and we are in earlier stages of clinical development of relaxin for other indications, including infertility and the treatment of blocked or restricted blood vessels in the arms and legs. For relaxin to succeed, we will need, at a minimum, to demonstrate the safety and efficacy of relaxin in these clinical studies.

     To market our products in countries outside of the United States, we and our partners must obtain similar approvals from foreign regulatory bodies. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval, and approval by the FDA does not ensure approval by the regulatory authorities of any other country. The process of obtaining these approvals is time consuming and requires the expenditure of substantial resources.

IF LUXIQ AND OLUX DO NOT ACHIEVE OR SUSTAIN MARKET ACCEPTANCE, OUR REVENUES WILL NOT INCREASE AND MAY NOT COVER OUR OPERATING EXPENSES.

     Our future revenues will depend upon dermatologist and patient acceptance of Luxiq and OLUX. Factors that could affect acceptance of Luxiq and OLUX include:

     - satisfaction with existing alternative therapies;

     - the effectiveness of our sales and marketing efforts;

     - undesirable and unforeseeable side effects; and

     - the cost of the product as compared with alternative therapies.

     Since we have only had approval to sell Luxiq for one year, and OLUX was only approved on May 26, 2000, we cannot predict the potential long-term patient acceptance of either product.

IF WE ARE UNABLE TO DEVELOP ALTERNATIVE DELIVERY SYSTEMS FOR RELAXIN, PATIENTS THAT DO NOT SUFFER FROM SEVERE DISEASES MAY NOT BE WILLING TO USE THE CURRENT DRUG DELIVERY SYSTEM.

     In addition to demonstrating the safety and efficacy of relaxin in our current clinical trials, we must meet several additional major development objectives for relaxin. In particular, we may need to develop an alternative means of delivering the drug. In our current clinical trials, relaxin is being delivered through the use of an infusion pump. For a serious and life threatening condition, such as diffuse scleroderma, this method of delivery may be acceptable. However, we are pursuing other indications for relaxin, such as treatment of infertility and peripheral arterial disease. For these indications, we may need to develop an alternative delivery system; however, the known biological properties of the relaxin molecule may decrease the availability of certain delivery systems. If we are not able to develop a suitable alternative delivery system for relaxin, we may be unable to market relaxin effectively for indications that are not life threatening, such as infertility, and the commercial potential of relaxin would be seriously harmed. Our inability to develop relaxin to its full commercial potential would harm our future prospects and revenue growth and our stock price would likely decline.

WE RELY ON THIRD PARTIES TO CONDUCT CLINICAL TRIALS FOR OUR PRODUCTS, AND THOSE THIRD PARTIES MAY NOT PERFORM SATISFACTORILY.

     We do not have the ability to independently conduct clinical studies, and we rely on third parties to perform this function. If these third parties do not perform satisfactorily, we may not be able to locate acceptable replacements or enter into favorable agreements with them, if at all. If we are unable to rely on clinical data collected by others, we could be required to repeat clinical trials, which could significantly delay commercialization and require significantly greater capital.

MANUFACTURING DIFFICULTIES COULD DELAY COMMERCIALIZATION OF OUR PRODUCTS.

     We depend on third parties to manufacture our products, and each product is manufactured by a sole source manufacturer. Boehringer Ingelheim Austria GmbH, SmithKline Beecham, and CCL Pharmaceuticals are our sole source manufacturers for our products. All of our contractors must comply with the applicable FDA good manufacturing practice regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of our products. If our sole source manufacturers cannot provide us with our product requirements in a timely and cost-effective manner, if the product they are able to supply cannot meet commercial requirements for shelf life, or if they are not able to comply with the applicable good manufacturing practice regulations and other FDA regulatory requirements, our sales of marketed products could be reduced and we could suffer delays in the progress of clinical trials for products under development. We do not have control over our third-party manufacturers' compliance with these regulations and standards.

IF WE ARE UNABLE TO CONTRACT WITH THIRD PARTIES TO MANUFACTURE AND DISTRIBUTE OUR PRODUCTS IN SUFFICIENT QUANTITIES, ON A TIMELY BASIS, OR AT AN ACCEPTABLE COST, WE MAY BE UNABLE TO MEET DEMAND FOR OUR PRODUCTS AND MAY LOSE POTENTIAL REVENUES.

     We have no manufacturing or distribution facilities for any of our products. Instead, we contract with third parties to manufacture our products for us. We have manufacturing agreements with the following companies:

     - Boehringer Ingelheim Austria GmbH for relaxin;

     - CCL Pharmaceuticals, a Division of CCL Industries Limited, a U.K. corporation, for Luxiq and OLUX; and

     - SmithKline for Ridaura.

     If these third parties are unable or unwilling to produce our products in sufficient quantities, with appropriate quality for our clinical trials and subsequent commercialization, if any, and under commercially reasonably terms, our business will suffer.

     In addition, we have entered into an agreement with CORD Logistics, Inc. to distribute Luxiq and Ridaura. If CORD is unable to continue to distribute our products in an effective manner or if we are unable to maintain sufficient personnel with the appropriate levels of experience to manage this function, we may be unable to meet the demand for our products and we may lose potential revenues.

RISKS RELATED TO OUR INDUSTRY

WE FACE INTENSE COMPETITION, WHICH MAY LIMIT OUR COMMERCIAL OPPORTUNITIES AND OUR ABILITY TO BECOME PROFITABLE.

     The pharmaceutical and biotechnology industries are highly competitive. Products and therapies currently on the market or under development could compete directly with some of our products. Numerous pharmaceutical and biotechnology companies and academic research groups are engaged in research and development efforts with respect to therapeutic products targeted at diseases or conditions addressed by us. Our commercial opportunities will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer or less severe adverse side effects or are less expensive than our products. In addition, many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we have. Many of these competitors have more collective experience than we do in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals for therapeutic products. Accordingly, our competitors may succeed in developing and marketing products either that are more effective than those that we may develop, alone or with our collaborators, or that are marketed before any products we develop are marketed. We believe that competitive factors in our industry include:

     - scientific and technological expertise;

     - sales and marketing resources;

     - operational competence in developing, protecting, manufacturing and marketing products and obtaining timely regulatory agency approvals;

     - managerial competence in identifying and pursuing product in-licensing and acquisition opportunities; and

     - financial resources.

     Physicians may not adopt our products over competing products, and our products may not offer an economically feasible alternative to existing modes of therapy.

IF THIRD PARTY PAYORS WILL NOT PROVIDE COVERAGE OR REIMBURSE PATIENTS FOR THE USE OF OUR PRODUCTS, OUR REVENUES AND PROFITABILITY WILL SUFFER.

     Our products' commercial success is substantially dependent on whether third-party reimbursement is available for the use of our products by hospitals, clinics and doctors. Medicare, Medicaid, health maintenance organizations and other third-party payers may not authorize or otherwise budget for the reimbursement of our products. In addition, they may not view our products as cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Likewise, legislative proposals to reform health care or reduce government programs could result in lower prices for or rejection of our products. Changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for our products may cause our revenues to decline.

IF PRODUCT LIABILITY LAWSUITS ARE BROUGHT AGAINST US, WE MAY INCUR SUBSTANTIAL COSTS.

     The testing and marketing of pharmaceutical products entails an inherent risk of product liability. Our insurance may not provide adequate coverage against potential product liability claims or losses, and insurance coverage may not continue to be available to us on reasonable terms or at all. Even if we are ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources, and might create adverse publicity, all of which would impair our ability to generate sales.

RISKS RELATED TO OUR STOCK

OUR STOCK PRICE IS VOLATILE AND THE VALUE OF YOUR INVESTMENT IN OUR STOCK COULD DECLINE IN VALUE.

     The market prices for securities of biotechnology companies like our company have been and are likely to continue to be highly volatile. As a result, investors in these companies often buy at very high prices only to see the price drop substantially a short time later, resulting in an extreme drop in value in the stock holdings of these investors. In addition, the volatility could result in securities class action litigation. Any litigation would likely result in substantial costs, and divert our management's attention and resources.

IF OUR OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS ACT TOGETHER, THEY MAY BE ABLE TO CONTROL OUR MANAGEMENT AND OPERATIONS AND THEY MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTERESTS OF OTHER STOCKHOLDERS.

     Our directors, executive officers and principal stockholders and their affiliates currently beneficially own in the aggregate approximately 65% of our outstanding common stock. Accordingly, they collectively have the ability to determine the election of all of our directors and to determine the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders. This concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company, even if the change in control would be beneficial to other stockholders.

OUR CHARTER DOCUMENTS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DELAY OR PREVENT AN ACQUISITION OF US, EVEN IF THE ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Our certificate of incorporation authorizes our board of directors to issue undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of the preferred stock without further vote or action by our stockholders. The issuance of preferred stock could make it more difficult for third parties to acquire a majority of our outstanding voting stock. We also have a stockholder rights plan, which entitles existing stockholders to rights, including the right to purchase shares of preferred stock, in the event of an acquisition of 15% or more of our outstanding common stock, or an unsolicited tender offer for such shares. The existence of the rights plan could delay, prevent, or make more difficult a merger or tender offer or proxy contest involving us. Other provisions of Delaware law and of our charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, could also delay or make difficult a merger, tender offer or proxy contest involving us. Further, our stock option and purchase plans generally provide for the assumption of such plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the board of directors, exercise of some or all of the option stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. Forward-looking statements in this prospectus include, but are not limited to, those relating to:

     - the commercialization of our currently marketed products;

     - the progress of our product development programs;

     - developments with respect to clinical trials and the regulatory approval process;

     - developments related to acquisitions and clinical development of drug candidates; and

     - developments relating to the growth of our sales and marketing capabilities.

     Actual results, performance or achievements could differ materially from those contemplated, expressed or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors." These factors are not intended to represent a complete list of the general or specific factors that may affect us. You should recognize that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                   TRADEMARKS

     Connetics(R), Ridaura(R), ConXn(R), and the interlocking globe design are registered trademarks of Connetics. We also own the trademarks Luxiq(TM) and OLUX(TM). ACTIMMUNE(R) is a registered trademark of Genentech, Inc. All other trademarks or service marks appearing in this prospectus are the property of their respective companies.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder. However, we will receive proceeds upon the selling stockholder's exercise of warrants issued in connection with our Structured Equity Line Flexible Financing Agreement with the selling stockholder. Upon the exercise of the warrant dated June 6, 2000, we will receive proceeds of up to approximately $173,382.00. The exercise price for the warrant to be issued on December 1, 2000 will be 110% of the closing price of our common stock as quoted on the Nasdaq National Market on December 1, 2000. Accordingly, we cannot determine at this time the exact amount of proceeds we will receive upon the exercise of the warrant.

     We will also receive proceeds in the amount of the aggregate purchase price paid to us by the selling stockholder under the terms of the Structured Equity Line Agreement to the extent we issue shares of our common stock in connection with a draw down under the agreement. The purchase price per share is determined by the trading price of our common stock for a period prior to purchase date and is subject to adjustment. Accordingly, at this time we cannot determine the exact amount of proceeds we will receive upon the issuance of our common stock in connection with draw downs under the Structured Equity Line Agreement.

     We intend to use any proceeds we receive upon the exercise of the warrants or the issuance of common stock under the Structured Equity Line Agreement for working capital and other general corporate purposes.

                                DIVIDEND POLICY

     We have not declared or paid cash dividends on our common stock in the past and do not intend to pay dividends on our common stock in the foreseeable future.

                                    BUSINESS

OVERVIEW

     We are developing a biotechnology product that has significant potential to treat multiple diseases and we develop and commercialize pharmaceutical products. Our product is a recombinant form of a natural hormone called relaxin. Relaxin reduces the hardening, or fibrosis, of skin and organ tissue, dilates existing blood vessels and stimulates new blood vessel growth. We currently have clinical trials underway with relaxin for scleroderma and infertility and have submitted an application with the FDA to commence testing the efficacy of relaxin to treat blocked or restricted blood vessels in the extremities, which is known in the medical field as peripheral arterial disease. We currently market three products targeted at specialty medical markets. Specialty medical markets are characterized by markets with large patient populations that are served by relatively small, and therefore more accessible, groups of treating physicians. Our initial commercial focus is on dermatology. If we receive FDA approval to commercialize relaxin, we intend to expand our commercial efforts to the rheumatology, infertility and other specialty medical markets.

     We are building our business by developing relaxin for a number of indications, and are conducting multiple clinical trials. These include a pivotal trial for scleroderma and two trials to determine safety and efficacy for infertility. In addition, in March 2000, we submitted an investigational new drug application to initiate a clinical trial to determine relaxin's efficacy for the treatment of peripheral arterial disease. In our commercial business, we are offering products with clinically proven therapeutic advantages and are providing quality customer service to physicians through our experienced sales and marketing staff. By pursuing a dual business model of developing relaxin for a variety of significant markets, while at the same time commercializing our current products, we believe we have a diversified and balanced strategy. We maintain North American rights for relaxin and have entered into three collaborative relationships for this program for markets outside of the United States.

CONXN -- OUR RELAXIN DEVELOPMENT PROGRAM

OVERVIEW

     We manufacture a cloned version of the natural hormone relaxin. Relaxin circulates in the blood and has a broad spectrum of biological activities. It plays a role during pregnancy in pelvic remodeling and increasing blood supply to the fetus. Relaxin may also enhance the kidneys' ability to remove toxins from the woman's body. In a non-pregnant state, administering relaxin stimulates blood flow to oxygen-deprived tissue, and inhibits the hardening or fibrosis associated with a number of diseases. Relaxin is in a category of hormones that includes erythropoetin, growth hormone and insulin which circulate in the blood in response to specific stimuli. These hormones tend to have an excellent safety profile since they circulate naturally in the blood and their sites of targeted activity are separate from the site where they are produced. By contrast, some biotechnology products that act locally tend to cause significant toxicities when they are administered systemically, or into the bloodstream. In addition, hormones in the category that relaxin is in are highly selective in their biological actions. Given relaxin's biological properties and its strong safety profile, the hormone has significant potential for the treatment of a variety of human diseases.

     We believe the most significant near-term use of relaxin is for the treatment of progressive systemic sclerosis, a severe form of scleroderma that is life threatening and afflicts approximately 70,000 persons in the United States. Scleroderma is a disease where skin and organs harden, or become fibrotic, with unknown causes. We completed patient enrollment in a clinical trial intended to provide sufficient data for approval, known as a Phase II/III pivotal clinical trial, for the treatment of scleroderma in December 1999, and anticipate announcing results of that trial in the fourth quarter of 2000.

     Infertility, peripheral vascular disease, cardiovascular disease, and kidney disease represent opportunities for relaxin's other biologic properties, namely, enhancing blood flow to oxygen-deprived tissues and enhancing kidney function. There are two ways to increase blood flow to a specific region. The first is by increasing the size of the blood vessel, or vasodilation, and the second is by generating more blood vessels, or angiogenesis. Relaxin accomplishes both by inducing factors that act locally. In December 1999, we initiated enrollment in two clinical trials to determine safety and efficacy for the treatment of infertility. In March 2000, we filed an investigational new drug application to begin a clinical trial to determine efficacy for the treatment of peripheral arterial disease. We licensed the exclusive worldwide rights to develop and commercialize recombinant human relaxin from Genentech, except for co-exclusive rights with Genentech for reproductive indications. Our strategy has been to retain U.S. rights for all potential indications for the drug.

     The status of our relaxin development program is as follows:

-----------------------------------------------------------------------------------------------
          DISEASE                       STATUS                         MARKETING(1)
-----------------------------------------------------------------------------------------------
 Scleroderma                 Pivotal clinical trial        Connetics -- United States and other
                             enrollment completed;         Medeva -- Europe
                             results expected by year end  Paladin -- Canada
                             2000                          Suntory -- Japan
                                                           Faulding -- Australia
-----------------------------------------------------------------------------------------------
 Infertility(2)              Trials ongoing to determine   Connetics -- United States and other
                             safety and efficacy           Medeva -- Europe
                                                           Paladin -- Canada
                                                           Faulding -- Australia
-----------------------------------------------------------------------------------------------
 Peripheral arterial         Investigational new drug      Connetics -- United States and other
 disease                     application submitted,        Medeva -- Europe
                             expect to clinical trials to  Paladin -- Canada
                             determine efficacy by fall    Faulding -- Australia
                             2000
-----------------------------------------------------------------------------------------------
 Kidney failure              Expect to initiate clinical   Connetics -- United States and other
                             trials to determine efficacy  Medeva -- Europe
                             in late 2000                  Paladin -- Canada
                                                           Faulding -- Australia
-----------------------------------------------------------------------------------------------
 Organ fibroses, prevention  Preclinical development       Connetics -- United States and other
 of scarring                                               Medeva -- Europe
                                                           Paladin -- Canada
                                                           Faulding -- Australia
-----------------------------------------------------------------------------------------------

(1) We retain the rights to non-U.S. territories that are not the subject of collaboration agreements.

(2) We have co-exclusive rights with Genentech for infertility and other reproductive indications.

THE PRIMARY BIOLOGICAL ACTIVITIES OF RELAXIN

     Hundreds of researchers have tested and analyzed the biology of relaxin since the 1950s. Relaxin was first identified over 70 years ago as a substance that circulates in the blood stream during pregnancy. While we are still learning about relaxin as a treatment for human disease, the multi-faceted biological mechanisms of the hormone are well understood. Relaxin has three principle biological activities:

     - anti-fibrosis, or reducing the hardening and scarring of tissue;

     - vasodilation, or expanding blood vessels; and

     - angiogenesis, or stimulating the production of new blood vessels.

     These natural activities of the hormone may be useful for the treatment of a variety of diseases. Because the biological effects of relaxin have been shown to be independent of gender or reproductive state, relaxin has the potential to have numerous therapeutic benefits in humans.

Anti-Fibrosis

     Relaxin plays a key role in blocking the formation of excessive scar or fibrotic tissue by regulating both the material that causes tissue scarring as well as the material that breaks down scar tissue. Specifically, relaxin decreases the production of collagen, which is the material that makes up scar tissue. In addition, relaxin promotes collagen breakdown by stimulating the production of collagenase, an enzyme that breaks down collagen, and by decreasing the production of a known agent that blocks collagenase activity. In preclinical studies, relaxin demonstrated a dose-dependent ability to inhibit collagen accumulation in fibrosis models. In animal studies, relaxin has been shown to inhibit organ fibroses in the lung and kidney, and to improve organ function. These studies together, with the human data we have collected in scleroderma patients, demonstrate that relaxin holds significant promise as an anti-fibrotic agent in the treatment of various fibrotic diseases and disorders.

Vasodilation

     Relaxin induces vasodilation, the expansion of blood vessels, by stimulating the secretion of nitric oxide into the blood stream. Nitric oxide relaxes and expands blood vessels, enabling the vessels to carry more blood. Renal vasodilation occurs during pregnancy and has been observed in various animal studies after relaxin administration. In addition, recently published research indicates that relaxin may be the hormone responsible for the dramatic increases in kidney function that occur during a normal pregnancy. The publication cites research in which relaxin treatment in animals significantly increased the kidneys' ability to filter blood by 33%, and increased blood flow to the kidney by 49%.

Angiogenesis

     Angiogenesis refers to the creation of new blood vessels, which has shown promise in animal models and human clinical trials for the treatment of ischemic, or oxygen deprived, tissue. Vascular endothelial growth factor, or VEGF, and basic fibroblast growth factor, or bFGF, have individually been shown to promote angiogenesis in animal models and human studies of heart disease as well as peripheral vascular disease. However, when bFGF and VEGF proteins are administered systemically, they have been shown to cause a variety of adverse side effects such as low blood pressure, irregular heartbeat, and reduced cardiac output. Due to these toxicities, there is limited therapeutic value in administering bFGF and VEGF directly into the bloodstream. In contrast, relaxin induces angiogenesis selectively in animal models when it is introduced into the bloodstream, because it stimulates the production of both VEGF and bFGF only at the site where the tissue is oxygen-deprived, and not throughout the body. Relaxin circulates in the blood naturally during pregnancy, and has an established safety profile based on Phase II clinical trials. We believe, therefore, that relaxin may have more potential to treat vascular diseases than bFGF or VEGF. In addition, studies show that when VEGF and bFGF are both stimulated, there is a synergistic therapeutic effect that is greater than when either growth factor is present alone.

RELAXIN DEVELOPMENT PROGRAMS

Scleroderma

     The first indication for which we are developing relaxin is scleroderma, a serious disease involving the excessive formation of connective tissue. Scleroderma is characterized by thickening and hardening of the skin and, in severe cases, the internal organs, including the heart, lungs, kidneys and the organs of the gastrointestinal tract. Scleroderma can cause extensive disfigurement and quality of life impairment, often making it impossible for patients to carry out the most routine daily functions. The disease also affects lung and kidney function causing serious illness and, in the most severe cases, death. The Scleroderma Research Foundation estimates that between 300,000 and 500,000 individuals in the United States, of whom 80% are women, suffer from various forms of this disease, with approximately 70,000 having a severe form of scleroderma called progressive systemic sclerosis. We have been granted orphan drug status in the United States for relaxin for treatment of progressive systemic sclerosis.

     The most serious form of progressive systemic sclerosis, called diffuse scleroderma, is often fatal. Few therapies exist that ease the pain and suffering of scleroderma patients. In June 1997, we announced results of a Phase II trial for relaxin in patients with diffuse scleroderma. The results of the Phase II trial showed that the administration of 25 micrograms per kilogram of body weight per day of relaxin caused a statistically significant (p = 0.04) reduction in skin score the primary clinical endpoint, and positive trends were seen in eleven other secondary disease parameters. Skin score is a physical evaluation of a patient's skin measuring the thickness of the skin at 17 points on the body. In the 25 micrograms per day group, 71% of the patients showed a 7-point or better improvement in skin score as compared to 37% of the patients receiving placebo. A 7-point reduction in skin score represents approximately a 25% reduction in skin fibrosis. No patients receiving the 25 microgram dose got worse while on therapy whereas 21% of the placebo treated patients worsened. Patient lung function was a secondary parameter as measured by forced vital capacity. Diffuse scleroderma patients typically lose approximately 8% of lung function every year. Over the duration of the six-month study, the patients treated with placebo experienced a 3.8% decrease in lung function, compared to a 1.0% decrease in the patients receiving 25 micrograms. This outcome demonstrated a positive trend in slowing progression of loss of lung function, but was not statistically significant. In addition to the 25 microgram and placebo groups, in the Phase II trial we also evaluated a group of patients receiving a higher daily dose of 100 micrograms per kilogram of body weight per day. The 100 microgram dose level was safe; however, we did not observe a significant clinical effect versus placebo.

     To our knowledge, recombinant human relaxin is the only therapy to show statistically significant efficacy in a double-blind, placebo-controlled trial for scleroderma. Based partly on the results of our clinical trials for scleroderma, we believe that relaxin may have a beneficial effect on reducing fibrotic tissue and may serve as a treatment for scleroderma. We completed enrollment of a 239-patient Phase II/III pivotal clinical trial of relaxin for the treatment of diffuse scleroderma in December 1999. We anticipate announcing trial results by the end of 2000. If the results from this trial are positive, we intend to submit a biologics license application to the FDA requesting clearance to market relaxin for the treatment of scleroderma in 2001.

Infertility

     Industry sources estimate that one out of six American couples is infertile, with 60% of the cases being due to disorders in the woman. One half of these problems in women are caused by pelvic factors, including how receptive the endometrium is to implantation of an embryo. Recent technological progress in the area of infertility, including the development of techniques for controlled ovarian hyperstimulation and donor embryo transfers, has resulted in approximately 75,000 births annually in the United States from assisted reproductive technologies. However, despite the progress, a successful pregnancy occurs in only approximately 20% of in vitro fertilization cycles started. Two major causes of infertility are the failure of the embryo to implant in the uterus, and failure of the embryo and fetus to receive adequate blood flow to develop and grow.

     The promise of relaxin to treat infertility is based on its ability to stimulate new blood vessel growth in the endometrium. We believe this mechanism of action is due to relaxin's ability to induce VEGF, which is a potent angiogenic agent, locally in the cells of the endometrium. Endometrial blood flow is believed to be important in determining how receptive the endometrial lining is to implantation of an embryo. We believe that, by enhancing endometrial blood flow, relaxin treatment may increase the likelihood that an embryo will successfully implant in the endometrium, and therefore would increase pregnancy success rates. In addition, an increase in the rate of embryo implantation would reduce the need for multiple embryo transfers in in vitro fertilization cycles, and hence reduce the costs and high frequency of multiple births from women undergoing in vitro fertilization treatments.

     An analysis of relaxin levels produced by cultured ovarian cells obtained from in vitro fertilization subjects shows that relaxin levels are positively correlated with implantation and full term pregnancy. Relaxin has been associated with placental blood flow in the developing placenta in pregnant women. Other studies have associated relaxin with the growth of new blood vessels in the endometrium of monkeys. In addition, 72% of all women receiving relaxin in our scleroderma clinical trial reported heavier than usual menstrual bleeding. Researchers have correlated heavy menstrual bleeding with increased uterine artery blood flow. Accordingly, we believe that relaxin may be useful in the treatment of infertility. In December 1999, we initiated two clinical trials with relaxin to determine the safety and efficacy for the treatment of infertility. The trials have been designed to test relaxin's ability to cause both increased blood flow to and thickening in the endometrium, which may enhance implantation of the embryo. We are conducting reproductive toxicology tests in animals in parallel with the trials in anticipation of studying relaxin in women trying to get pregnant.

Peripheral Arterial Disease

     Peripheral arterial disease is a syndrome characterized by inadequate blood flow to the extremities, particularly the lower limbs. Peripheral arterial disease often leads to severe leg pain and debilitating ulcers due to chronic oxygen deprivation of the lower extremities. In its more serious manifestations, patients with peripheral arterial disease can develop gangrene, which may result in amputation of the affected limb. It is caused by a variety of serious medical conditions, but the single most common cause is diabetes mellitus or Type II diabetes. As the incidence of Type II diabetes is increasing in both developed and developing nations, and because there are limited therapeutic options for treatment, peripheral arterial disease is becoming an increasingly frequent medical problem.

     The promise of relaxin to treat peripheral arterial disease is based on its ability to increase blood flow to oxygen-deprived tissue through its vasodilatory and angiogenic activities. Relaxin's vasodilatory property relates to its ability to stimulate the secretion of nitric oxide at selective targets without side effects. Nitric oxide is an agent known to cause vasodilation and improve vascularization, or blood flow. There is evidence that nitric oxide synthesis is impaired in patients with peripheral arterial disease, and restoration of nitric oxide levels in the blood vessels by the administration of a known nitric oxide stimulator reduced the severe pain experienced by peripheral arterial disease patients due to constricted blood vessels. Clinical studies have shown that other agents that cause vasodilation, such as prostacyclin, alleviated the acute symptoms of peripheral arterial disease and improved ulcer healing, but are also associated with side effects, including low blood pressure. Although there are drugs currently available for pain due to constricted blood vessels, surgery is the only option available for more severe incidences. We believe that relaxin, although it is administered systemically, may have a specific therapeutic effect at the precise location where more blood flow is needed, and may have a positive effect in the treatment of more severe incidences of the disease.

     Relaxin may also be beneficial in treating peripheral arterial disease due to its angiogenic activity. Relaxin stimulates the growth of new blood vessels at the site of oxygen-deprived tissue through a several step process, further enhancing the blood flow to the site of oxygen-deprived tissue. At this site, macrophages, which are cells that help fight infection and injury, become activated. Relaxin is known to bind to activated macrophages, which in turn stimulates the production of VEGF and bFGF. These two growth factors play a potent role in the growth of new blood vessels.

     Clinical trials using porcine relaxin for the treatment of peripheral arterial disease have been published prior to the era of recombinant DNA technology. In these studies, improved blood flow and healing of oxygen deprived ulcers was reported. Forty-three patents were treated with porcine relaxin daily and efficacy was judged either by skin temperature or blood flow to digits and segments. Mean skin temperature, compared to baseline, increased over six months by approximately 3(LOGO)C, indicating increased blood flow. Some patients experienced healing of ulcers, typically within 3 months of therapy. Additionally, patients with Raynaud's symptoms, or extreme sensitivity to cold causing restriction of blood vessels, experienced improvement in their symptoms. Finally, two patients taking relaxin who were known to have heart disease and chest pain, had a dramatic decrease in their need for nitroglycerin tablets, which stimulate the production of nitric oxide. Withdrawal of therapy or conversion to a much less potent relaxin therapy resulted in recurrence of symptoms and decline in skin temperatures.

     We have recently submitted an investigational new drug application to the FDA to initiate a Phase II clinical trial with relaxin to treat peripheral arterial disease. Our peripheral arterial disease trial will also examine relaxin's effect in treating kidney and cardiovascular disease, which are often present in patients with peripheral arterial disease.

Organ Fibroses

     We believe that relaxin may have further potential in treating organ-specific fibroses, such as kidney, pulmonary, and liver fibroses. Each of these fibrotic conditions has a common cause, namely the production of excessive amounts of collagen that the body is unable to break down adequately. Relaxin's ability to interrupt the production of and to promote the breakdown of scarred or hardened tissue may make it effective in the treatment of such diseases. Relaxin may have potential for treating kidney fibrosis that occurs from diabetes and other diseases leading to impairment of the kidney, which are currently treated with steroids and angiotensin-converting enzyme inhibitors. We are also exploring the possibility of using relaxin to treat cardiac diseases, specifically the scarring of the heart that occurs in heart attacks, atherosclerosis and hypertension, as well as vessel blockage following angioplasty. There may also be potential for the treatment of chronic inflammation and scarring in the walls of the lungs, and fibrosis induced in the liver by chronic hepatitis or cirrhosis of the liver.

RELAXIN STRATEGIC AGREEMENTS

     To date, we have entered into four strategic agreements for our relaxin program for markets outside of the United States. We have licensed rights to develop and commercialize relaxin to

Medeva Plc for Europe, Suntory Pharmaceuticals, Ltd. for Japan, Paladin Labs, Inc. for Canada, and F.H. Faulding & Co. for Australia. Our license agreements with these international companies are financially and commercially valuable as they offset much of the costs associated with developing relaxin and will make it possible to commercialize the product in geographical markets outside of our focus. In combination, the three agreements may potentially provide approximately $52 million in license, development, milestone and equity payments, plus royalties on product sales for the successful development of relaxin for the treatment of scleroderma. We may receive additional milestone payments for the approval of additional indications outside of the United States. We may pursue additional license agreements for other foreign markets, and intend to retain rights for the United States. We have entered into a collaborative research agreement with another company for the development of a new delivery system for relaxin that may be more convenient than the current pump delivery system.

COMMERCIALIZATION AND DERMATOLOGY ACTIVITIES

     We are currently selling three products targeted at specialty medical markets, and developing others. These products include:

-----------------------------------------------------------------------------------------
  PRODUCT                  DISEASE                       STATUS             MARKETING
-----------------------------------------------------------------------------------------
  Luxiq       Mild to moderate scalp dermatoses   Marketed               North America
-----------------------------------------------------------------------------------------
  OLUX        Moderate to severe scalp            New drug application   Worldwide
              dermatoses                          approved
-----------------------------------------------------------------------------------------
  Liquipatch  Various diseases of the skin        In development         North America(1)
-----------------------------------------------------------------------------------------
  Other foam  Various diseases of the skin        In development         North America
formulations
-----------------------------------------------------------------------------------------
  Ridaura     Rheumatoid arthritis                Marketed               United States
-----------------------------------------------------------------------------------------
  Actimmune   Chronic granulomatous disease       Marketed               United States
                                                                         Royalties
-----------------------------------------------------------------------------------------

(1) Soltec reserved rights to certain specific Liquipatch formulations for North America.

     Our commercialization activities target specialty medical markets, which are characterized by markets with large patient populations that are served by relatively small, and therefore accessible, groups of treating physicians. In our commercial business, we are offering products with clinically proven therapeutic advantages and are providing quality customer service to physicians through our experienced and focused sales and marketing staff. Our commercial strategy permits us to effectively reach the majority of the treating physicians. Currently, our primary commercial focus is on dermatology. Approximately 6,000 of the 8,500 U.S. dermatologists account for 90% of the prescriptions written by dermatologists.

     Dermatological diseases often persist for an extended period of time and are treated with clinically proven drugs that are currently delivered in a variety of formulations, including solutions, creams, gels and ointments. We believe that these existing delivery systems often inadequately address a patient's needs for efficacy and cosmetic elegance, and that the failure to address those needs may decrease patient compliance. We have two foam-based products for the treatment of scalp dermatoses: Luxiq, which we currently market, and OLUX, which the FDA approved in late May 2000. We believe that our proprietary foam delivery system has significant treatment and cosmetic advantages over conventional therapies for scalp dermatoses. These advantages include improved efficacy due to higher absorption and more localized delivery of the active agent. The unique foam formulation liquefies when applied to the skin, and enables rapid penetration of the active dermatologic agent, thus enhancing efficacy. When the foam is applied, it dries quickly, is not greasy, and does not stain or have any odor. As a result, we believe that the combination of the increased efficacy and the cosmetic elegance of the foam may actually improve patient compliance and satisfaction.

Luxiq Foam

     Luxiq is a foam formulation of betamethasone valerate, a mid-potency topical steroid which is prescribed for the treatment of mild to moderate steroid responsive scalp dermatoses such as psoriasis, eczema and seborrheic dermatitis. We licensed the North American rights from Soltec Research Pty Ltd., a subsidiary of F.H. Faulding & Co., Ltd., to develop and commercialize Luxiq. In our pivotal trial, patients treated with Luxiq experienced a statistically significant improvement over patients treated with placebo or a currently approved betamethasone valerate mid-potency lotion. In March 1999, we received FDA clearance for Luxiq and in April 1999 we initiated commercial sales in the United States.

OLUX Foam

     OLUX is a foam formulation of clobetasol propionate, a super high-potency topical steroid which we are developing for the treatment of moderate to severe steroid-responsive dermatoses of the scalp. We have licensed worldwide rights from Soltec to develop and commercialize OLUX. In 1998, we completed a pivotal clinical trial of approximately 190 scalp psoriasis patients, comparing OLUX to a currently approved clobetasol solution and placebo during a two week treatment regimen. OLUX trial results showed a 74% improvement in the global response to treatment as judged by the investigators for OLUX as opposed to 63% for clobetasol solution and 8% for placebo. Primary endpoints included changes in the clinical signs of psoriasis: plaque thickness, scaling, erythema, or redness, and the global response to treatment as judged by the investigator. In May 2000, the FDA approved our new drug application for OLUX, and we anticipate beginning commercial sales of OLUX in late 2000.

Dermatology Product Pipeline

     In December 1999, we entered into a comprehensive licensing agreement with Soltec for exclusive rights to certain applications of a broad range of unique topical delivery technologies, including aerosol foam formulations and Soltec's patented Liquipatch technology. Similar to our foam delivery system for Luxiq and OLUX, the new aerosol foams, including water-, ethanol- and petrolatum-based foams, may offer improved efficacy over traditional formulations due to greater absorption of the active ingredient to the skin. In addition to the potential for improved efficacy, the foam formulations represent a cosmetically elegant alternative to existing dermatologic treatments. Liquipatch is a gel-matrix delivery system that applies to the skin like a normal gel and dries to form a very thin, invisible, water-resistant film. This film enables a controlled release of the active agent to provide longer relief, with the potential of being less irritating to the skin than other delivery systems. With this agreement in place we are positioned to pursue simultaneous development of a number of innovative products. We anticipate developing one or more new products in the aerosol foam or Liquipatch formulations, by incorporating leading dermatologic agents, in such a way as to deliver formulations that are tailored to treat specific diseases or different areas of the body. We expect to seek partners for over-the-counter market opportunities and for development and commercialization outside the United States.

Ridaura

     Ridaura is an oral formulation of a gold salt for the treatment of rheumatoid arthritis, a chronic autoimmune disease that results in painful inflammation and erosion of the joints and loss of mobility. Over two million individuals in the United States suffer from this disease. Ridaura is currently indicated for adults with active rheumatoid arthritis who are not responsive to, or are intolerant of, treatment with non-steroidal anti-inflammatory drugs. Ridaura competes on the basis of clinical evidence that shows the drug slows the progression of damage to joint tissue. Our 1999 sales of Ridaura declined to approximately $5.7 million from $7.5 million in 1998. We believe that our sales have declined over this time period, and are likely to continue to decline, in part due to the introduction of several major rheumatoid arthritis therapies in late 1998 and 1999.

Actimmune

     In 1998, we licensed from Genentech exclusive rights to Actimmune, interferon gamma, for the United States and Japan. Interferon gamma is one of a family of proteins involved in the regulation of the immune system and has been shown to reduce the frequency and severity of certain infections. We formed a subsidiary, InterMune Pharmaceuticals, Inc., to develop Actimmune for various infections and fungal diseases. In April 1999, InterMune became an independent company, and on June 26, 2000 we assigned our remaining rights to InterMune to develop Actimmune. In exchange, InterMune paid us approximately $5.2 million and will pay us an additional $0.9 million in March 2001. InterMune will pay us a royalty on Actimmune sales beginning January 1, 2002. In addition, we have retained the product rights for potential dermatological applications. Our sales of Actimmune for the twelve months ended December 31, 1999 were approximately $4.8 million and $1.8 million during Q1 of 2000. There were no sales in Q2.

SALES AND MARKETING

     We have an experienced, highly productive sales and marketing organization. We intend to maintain control of sales and marketing responsibilities for our targeted specialty markets in the United States. Outside of our target markets, we have entered into partnerships to manage product commercialization activities. For example, our relaxin partners, Medeva for Europe, Suntory for Japan, Paladin for Canada, and Faulding for Australia, will be responsible for commercializing relaxin in their territories should that product be approved. In addition, we have agreements with MGI Pharma to provide sales support for Ridaura and Luxiq to rheumatologists.

     Our sales representatives focus on cultivating relationships of trust and confidence with the physicians they call upon. We use a variety of advertising, promotional material, specialty publications, participation in educational conferences and product Internet sites to achieve our marketing objectives. We supplemented our sales staff in late 1999 with contract sales representatives to increase the frequency of our sales calls or to assist with the launch of products. Currently, all of our product distribution activities are handled by CORD in the United States. As of August 24, 2000, we had 54 people in our sales and marketing organization, including 43 sales representatives and others working outside of our principal offices.

STRATEGIC AGREEMENTS

     We have entered into numerous strategic development and commercialization relationships that have substantially expanded our business. Our main reasons for entering into strategic partnerships are to gain access to additional product and market opportunities and to share the risk and financial cost of developing products. These collaborations may help us to increase product sales and marketing activities, and extend development and commercialization activities to foreign markets.

Relaxin -- Biotechnology Product Development Agreements

Medeva PLC

     In January 1999, we entered into an exclusive license agreement with Medeva PLC for the development and commercialization of relaxin in Europe. Under the terms of the agreement, Medeva will pay up to $35.0 million in development, milestone and equity payments for the successful development of relaxin for the treatment of scleroderma. As of June 30, 2000, we have received $7 million. We may receive additional milestone payments for the approval of additional indications for relaxin in Europe. Medeva will be responsible for all development and commercialization activities in Europe. Medeva will purchase relaxin from us and pay royalties on European sales of relaxin. Until the earlier of five years after we launch relaxin in the United States or the end of the first calendar year when Medeva's European net sales of relaxin exceed $25.0 million, Medeva will receive 50% of our operating profits from U.S. relaxin sales.

Suntory

     In April 1998, we entered into an exclusive license agreement with Suntory for the development, commercialization and supply of relaxin for scleroderma in Japan. Under the terms of the agreement, Suntory will pay up to 1.6 billion yen, which we estimated to be up to $14.0 million in license, development and milestone payments, based upon the exchange ratio at the time of the transaction. Suntory is responsible for all development and commercialization activities in Japan. Suntory will purchase relaxin materials from us, make payments based upon development progress in the United States and Japan and pay us royalties on sales in Japan.

Paladin Labs

     In July 1999, we entered into an exclusive license agreement with Paladin for the development and commercialization of relaxin in Canada. Under the terms of the agreement, Paladin will pay up to $3.2 million in development, milestone and equity payments for the successful development of relaxin for the treatment of scleroderma. We may receive additional milestone payments for the approval of additional indications for relaxin in Canada. Paladin is responsible for all development and commercialization activities in Canada, and will pay royalties on all sales of relaxin in Canada.

Faulding

     In April 2000, we entered into an exclusive license agreement with Faulding for the development and commercialization of relaxin in Australia. Under the terms of the agreement, Faulding paid $500,000 for the initial license of relaxin for the treatment of scleroderma. We may receive additional milestone payments for the approval of additional indications for relaxin in Australia. Faulding is responsible for all development and commercialization activities in Australia, and will pay royalties on all sales of relaxin in Australia.

Genentech

     In September 1993, we entered into an agreement with Genentech, which was subsequently amended in July 1994 and April 1996. The agreement, as amended, grants to us exclusive rights, for indications other than reproductive indications, to make, have made, use, import and sell certain products derived from recombinant human relaxin. Many of our relaxin patent rights are owned by The Florey Institute, and we license them through the agreements with Genentech. Genentech retains co-exclusive rights for reproductive indications. The agreement also includes technology transfer, supply, and intellectual property provisions, including a provision requiring us to meet milestones. Our failure to achieve designated milestones allows Genentech to terminate the license. Upon termination, we could be required to license our relaxin technology to Genentech, on a non-exclusive basis.

Dermatology Program and Other Commercialized Products Agreements

Soltec

     We are party to four agreements with Soltec, which give us exclusive rights to specified applications of a broad range of unique topical delivery technologies, including several distinctive aerosol foams. Our relationship with Soltec led to our development of Luxiq, which we launched in April 1999, and to the development of OLUX. In May 2000, the FDA approved our new drug application for OLUX for the treatment of moderate to severe scalp dermatoses. We anticipate conducting parallel product development on several products over the next several years.

     Under a comprehensive collaboration agreement that we entered into with Soltec in December 1999, we paid Soltec $1 million in cash and stock, and may make future milestone, development and royalty payments. We also have obligations to develop new products incorporating the licensed technology on timelines agreed to by the parties, and we will pay royalties on our net sales on those products if and when they are approved for sale in the licensed territory. We also agreed to pay Soltec an annual fee in exchange for continuing research and the rights to future product formulations that Soltec may develop.

InterMune Pharmaceuticals

     In December 1995, we entered into a license agreement with Genentech to acquire exclusive U.S. development and marketing rights to interferon gamma for dermatological indications. The cumulative effect of a number of subsequent amendments to the original license agreement is to expand the fields of use for which the license applies, and adding Japan and Canada to the licensed territory. Genentech manufactures and supplies Actimmune pursuant to a separate supply agreement. We established a subsidiary, InterMune, in 1998 to develop Actimmune for serious pulmonary and infectious diseases and congenital disorders. In April 1999, InterMune became an independent company, and in March 2000, InterMune went public. As of August 24, 2000, we held 1,049,445 shares of common stock of InterMune, which represents approximately a 4.4% equity position in InterMune. We will receive additional cash payments in March 2001, and royalties on Actimmune sales after December 31, 2001. On June 26, 2000 we assigned our remaining rights and obligations under the license with Genentech and the corresponding supply agreement to InterMune. In addition, we hold an option to purchase the product rights for potential dermatological applications of Actimmune.

MGI Pharma

     In March 1999, we entered into two agreements with MGI Pharma. Under the terms of the agreements, MGI Pharma promotes Ridaura and Luxiq to the rheumatology market in the United States. These arrangements take advantage of MGI Pharma's specialty sales force that calls on rheumatologists in the United States, and allow us to focus our attention on the dermatology marketplace.

PATENTS AND PROPRIETARY RIGHTS

     Our success will depend in part on our ability and our licensors' ability to obtain and retain patent protection for our products and processes, to preserve our trade secrets, and to operate without infringing the proprietary rights of third parties.

     We own or are exclusively licensed under pending applications and/or issued patents worldwide relating to ConXn, Luxiq and OLUX, as well as other technology in the earlier stages of research.

     We license many of our relaxin patent rights from The Florey Institute through a sublicense from Genentech. We have a separate agreement with the Florey Institute that requires us to pay relaxin royalties based on our sales directly to the Florey Institute in addition to those royalties payable to Genentech. Under the agreement, we provide annual research funding to the Florey Institute for up to five years or until the date of the first sale of a relaxin product. We have also agreed to pay the Florey Institute a portion of revenues we receive from corporate collaborators.

     Our relaxin patent portfolio includes pending applications and issued patents in the United States and various international equivalents which we own or license from others. Our relaxin patent portfolio includes certain claims within the following categories:

     - compositions of matter;

     - pharmaceutical compositions;

     - methods of manufacture; and

     - methods of treatment.

     The issued patents in our relaxin patent portfolio will expire at various times between 2002 and 2015. Recently, new biological activities of relaxin have been elucidated, and we are pursuing methods of treatment patents with our academic collaborators. The U.S. Patent and Trademark Office does not have a consistent policy regarding the breadth of claims allowed in biotechnology patents and the degree of future protection for our proprietary rights is uncertain. In addition, the patent laws of foreign countries differ from those of the U.S. and the claims allowed may differ from country to country. Accordingly, the degree of protection, if any, afforded by foreign patents may be different from that in the U.S.

     One of the European patents licensed to us, which claims gene sequence encoding human relaxin, was opposed by a third party challenging the ethics of patents on a human gene sequence. Our licensor successfully defended the original opposition, resulting in a decision in our favor, but the decision has been appealed. We may not be successful on appeal. An adverse decision could result in a requirement that our licensor amend the language of the patent in ways that we cannot currently predict, and would require us to reassess the strength of that patent after it was amended.

     With respect to patent applications that we or our licensors have filed, and patents issued to us or our licensors, we cannot assure you that:

     - any of our or our licensors' patent applications will issue as patents;

     - any such issued patents will provide competitive advantage to us; or

     - our competitors will not successfully challenge or circumvent any such issued patents.

     The interferon gamma patent portfolio includes issued U.S. patents and other pending U.S. applications. We receive revenue and royalty payments from the interferon gamma patent portfolio pursuant to our agreement with InterMune. The issued interferon gamma patents begin to expire in 2009. The interferon gamma portfolio covers compositions of matter, pharmaceutical compositions, and methods of treatment.

     We encourage ongoing scientific research on relaxin by making samples of recombinant human relaxin available for medical or scientific research studies. To preserve our rights to the recombinant protein and to the technology in general, we require each recipient of relaxin samples to sign a materials transfer agreement. If these agreements are breached, however, remedies may not be available or adequate and our trade secrets may otherwise become known to competitors. To the extent that our consultants, employees or other third parties apply technological information independently developed by them or by others to our proposed projects, third parties may own all or part of the proprietary rights to such information, and disputes may arise as to the ownership of these proprietary rights which may not be resolved in our favor. Such third parties may attempt to patent their work and, if patents are issued, they may not be available to license to us.

MANUFACTURING

     We contract with independent sources to manufacture our products, which enables us to focus on product and clinical development strengths, minimize fixed costs and capital expenditures, and gain access to advanced manufacturing process capabilities. Boehringer Ingelheim manufactures relaxin for us for clinical and commercial uses under a long-term contract. Luxiq and OLUX are currently manufactured for us by CCL Pharmaceuticals. Actimmune is manufactured by Genentech, and Ridaura is manufactured by SmithKline.

COMPETITION

     We believe relaxin provides opportunities for treatment of life threatening diseases for which there are few or no current alternatives. Nevertheless, the pharmaceutical and biotechnology industries are highly competitive. Other products and therapies currently exist on the market or are under development that could compete directly with some of the products that we are developing or marketing. Numerous pharmaceutical and biotechnology companies and academic research groups throughout the world are engaged in research and development efforts with respect to therapeutic products targeted at diseases or conditions that we are also addressing. In addition, we believe that the principal competitive factors in our industry include:

     - ability to obtain timely regulatory approvals from the FDA and similar foreign regulatory agencies;

     - operational competence in developing, protecting, manufacturing and marketing products;

     - managerial competence in identifying and pursuing product in-licensing and acquisition opportunities; and

     - access to financial resources.

     Many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. In addition, many of these competitors have more collective experience than we do in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals for therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than we do.

     We intend to compete on the basis of the quality and efficacy of our products, combined with the effectiveness of our marketing and sales efforts. Competing successfully will depend on our continued ability to attract and retain skilled and experienced personnel, to identify, secure the rights to, and develop pharmaceutical products and compounds and to exploit these products and compounds commercially before others are able to develop competitive products.

     With regard to Ridaura, there are numerous products on the market, and under development, for the treatment of rheumatoid arthritis. We believe that our Ridaura sales declined in 1999 in part due to the competition of new rheumatoid arthritis therapies introduced by Hoechst Marion Roussel, Immunex Corporation and Monsanto Company.

GOVERNMENT REGULATION

     The pharmaceutical and biotechnology industries are subject to regulation by the FDA under the Food Drug and Cosmetic Act, and by similar agencies outside of the United States. We expect that all of our pharmaceutical products will require regulatory approval by governmental agencies before we can commercialize them. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures by the FDA in the United States and similar health authorities in foreign countries. Labeling and promotional activities are subject to scrutiny by the FDA. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such pharmaceutical products. Failure to comply with applicable requirements can result in, among other things, warning letters, fines, injunctions, penalties, recall or seizure of products, total or partial suspension of production, denial or withdrawal of approval, and criminal prosecution. Accordingly, ongoing regulation by governmental entities in the United States and other countries will be a significant factor in the production and marketing of any pharmaceutical products that we have or may develop. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations are time-consuming and require the expenditure of substantial resources.

     Generally, in order to obtain FDA approval for a new therapeutic agent, a company first must conduct pre-clinical studies. The basic purpose of pre-clinical investigation is to gather enough evidence on the potential new agent through laboratory experimentation and animal testing, to determine if it is reasonably safe to begin preliminary trials in humans. The results of these studies are submitted as a part of an investigational new drug application, which the FDA must review before human clinical trials of an investigational drug can start. We have filed and will continue to be required to sponsor and file investigational new drug applications, and will be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that are necessary to obtain FDA approval of our products.

     Clinical trials are normally done in phases and generally take two to five years, but may take longer, to complete. The rate of completion of our clinical trials depends upon, among other factors, the rate at which patients enroll in the study. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a material adverse effect on our business. Phase I trials generally involve administration of a product to a small number of persons to determine safety, tolerance and the metabolic and pharmacologic actions of the agent in humans and the side effects associated with increasing doses. Phase II trials generally involve administration of a product to a larger group of patients with a particular disease to obtain evidence of the agent's effectiveness against the targeted disease, to further explore risk and side effect issues, and to confirm preliminary data regarding optimal dosage ranges. Phase I and Phase II trials can sometimes be combined, with the FDA's concurrence, into a Phase I/II trial. Phase III trials involve more patients, and often more locations and clinical investigators than the earlier trials. At least one such trial is required for FDA approval to market a drug. Phase II and Phase III trials can sometimes be combined, with the FDA's concurrence, into a Phase II/III trial, which is an accelerated clinical trial intended to provide sufficient data for approval.

     After we complete the clinical trials of a product, we must file with the FDA a new drug application, if the product is classified as a new drug, or a biologics license application if the product is classified as a biologic. We must receive FDA clearance before we can commercialize the product. The testing and approval processes require substantial time and effort, and the FDA may not grant approval on a timely basis or at all. The FDA can take between one and two years to review new drug applications and biologics license applications, and can take longer if significant questions arise during the review process. While various legislative and regulatory initiatives have focused on the need to reduce FDA review and approval times, the ultimate impact of such initiatives on our products cannot be certain. In addition, if there are changes in FDA policy while we are in product development, we may encounter delays or rejections that we did not anticipate when we submitted

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

the new drug application or biologics license application for that product. We could encounter similar delays in other countries. We may not obtain regulatory approval for any products that we develop, even after committing such time and expenditures to the process. If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which the product may be marketed.

     The FDA continues to review marketed products even after granting regulatory clearances, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, recalls, seizures, injunctions or criminal sanctions.

     The Orphan Drug Act of 1983 provides incentives to develop and manufacture products for the treatment of rare diseases. Under the Orphan Drug Act as currently written, we may be eligible for tax benefits and be granted a seven-year period of marketing exclusivity for ConXn for the orphan indication. The "orphan drug" status of ConXn may provide us with seven years of market exclusivity in the United States if ConXn is the first recombinant relaxin product approval for the treatment of progressive systemic sclerosis. Although this status would prevent other sponsors from obtaining clearance of the same product for the same indication, or the same product for other indications, it would not prevent sponsors from seeking or receiving clearance of other types of products to treat the same indication. To maintain orphan drug status, we must be able to manufacture a sufficient supply of the drug. We depend on Boehringer Ingelheim to manufacture relaxin on a commercial scale, and any failure by Boehringer Ingelheim to meet its commitments could jeopardize our period of exclusivity in the U.S.

     Our products will also be subject to foreign regulatory requirements governing human clinical trials, manufacturing and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement are similar, but not identical, to FDA requirements, and they vary widely from country to country.

THIRD PARTY REIMBURSEMENT AND HEALTH CARE REFORM

     The commercial success of our products will be substantially dependent upon the availability of government or private third-party reimbursement for the use of such products. Medicare, Medicaid, health maintenance organizations and other third-party payers may not authorize or otherwise budget such reimbursement. Such governmental and third party payers are increasingly challenging the prices charged for medical products and services. Consumers and third-party payers may not view our marketed products as cost-effective, and consumers may not be able to get reimbursement or reimbursement may be so low that we cannot market our products on a competitive basis. Furthermore, federal and state regulations govern or influence the reimbursement to health care providers of fees and capital equipment costs in connection with medical treatment of certain patients. We cannot predict the likelihood that federal and state legislatures will pass laws related to health care reform or lowering pharmaceutical costs. To the extent that these or other proposals or reforms have a material adverse effect on our ability to secure funding for development, or on the business, financial condition and profitability of other companies that are prospective collaborators for certain of our product candidates, our product development efforts will take longer than we currently anticipate. In certain foreign markets pricing of prescription pharmaceuticals is already subject to government control. Continued significant changes in the U.S. or foreign health care systems could have a material adverse effect on our business.

ENVIRONMENTAL REGULATION

     Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state, federal, and local laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials.

DEVELOPMENT

     We have several products that require clinical and manufacturing development, including our relaxin and dermatology products. Our development activities involve work related to product formulation, preclinical and clinical study coordination, regulatory administration, manufacturing, and quality control and assurance. While many other pharmaceutical and biotechnology companies conduct earlier stage research and drug discovery, our focus is on later-stage development to minimize the risk and time requirements for us to get a product on the market.

     In addition to our in-house staff and resources, we contract a substantial portion of development work to outside parties. For example, we typically engage contract research organizations to manage our clinical trials. We have contracts with vendors to conduct product analysis and stability studies, and we outsource all of our manufacturing scale-up and production activities.

     We also use collaborative relationships with pharmaceutical partners and academic researchers to augment our product development activities. In particular, we have four partners that have responsibility for developing relaxin in Europe, Japan, Canada and Australia. Through our agreements with these partners, we have joint development committees that collaborate on decision-making and product development. Also, from time to time we enter agreements with academic or university-based researchers to conduct various studies for us.

YEAR 2000 COMPLIANCE

     As of August 24, 2000, we had not experienced, nor do we expect to experience, any Year 2000-related disruption in the operation of our systems. To our knowledge, none of our material suppliers or customers experienced any material Year 2000 problems or had any difficulty resolving the so-called "century leap year" algorithm. Although most Year 2000 problems should have become evident on January 1, 2000 or February 29, 2000, additional Year 2000-related problems may become evident in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

     When we receive non-refundable fees in connection with collaborative agreements, we have recognized the fees as revenue when received, when the technology has been transferred and when all of our contractual obligations relating to the fees had been fulfilled. In December 1999, the SEC issued Staff Accounting Bulletin No. 101-Revenue Recognition in Financial Statements, or SAB
101. SAB 101 describes the SEC staff's position on the recognition of certain non-refundable upfront fees received in connection with research collaborations. We are currently evaluating the applicability of SAB 101 to our existing collaborative agreements. Should we conclude that SAB 101 requires a change in our accounting, we will change our method of accounting effective January 1, 2000 to recognize such fees over the term of the related agreement. If we make this change in accounting principle, the cumulative effect would be recognized in the year to date presentation for the quarter ended December 31, 2000. The cumulative effect, if any, would be recorded as deferred revenue and would be recognized as revenue over the remaining term of the respective collaborative research and development agreements.

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

EMPLOYEES

     As of August 24, 2000, we had 137 full-time employees. Of the full-time employees, 54 were engaged in sales and marketing, 60 were in research and development and 23 were in general and administrative positions. We believe our relations with our employees are good.

FACILITIES

     We currently lease 36,964 square feet of laboratory and office space at 3400 and 3294 West Bayshore Road in Palo Alto, California. We lease this space under two lease agreements that will expire in January 2003. We believe that our existing facilities are adequate to meet our requirements for the near term and that additional space will be available on commercially reasonable terms if needed.

LITIGATION

     We are not a party to any material litigation proceedings.

        ISSUANCE OF COMMON STOCK AND WARRANTS TO THE SELLING STOCKHOLDER

     In connection with our Structured Equity Line Flexible Financing Agreement with Kepler Capital LLC dated January 2, 1997, and a Registration Rights Agreement with Kepler Capital dated January 2, 1997, we have agreed to register certain shares of our common stock that may be issued to Kepler Capital if we draw upon the equity line.

     The Structured Equity Line Agreement, which expires on December 1, 2000, also requires that we issue Kepler Capital warrants to purchase up to 25,000 shares of our common stock on December 1, 1998, 1999 and 2000, at an exercise price equal to 110% of the closing price of our common stock as quoted on the Nasdaq National Market on the date the warrant is issued. On December 1, 1998, we issued warrants to purchase 25,000 shares at an exercise price of $4.40 per share and expiring on December 1, 2003. On December 1, 1999, we issued warrants to purchase up to 25,000 shares at an exercise price of $6.875 per share and expiring on December 1, 2004. We previously registered the shares of our common stock issuable upon the exercise of these warrants.

     On June 6, 2000, we issued to Kepler Capital a warrant to purchase 22,063 shares of our common stock at an exercise price of $7.8585 per share. The warrant expires on July 31, 2001. We issued this warrant in lieu of shares of common stock required to be issued to Kepler Capital upon a draw down on the equity line. On December 1, 2000, we will be required under the terms of the Structured Equity Line Agreement to issue Kepler Capital a warrant to purchase up to an additional 25,000 shares of our common stock. This warrant will expire on December 1, 2005 and the exercise price will equal to 110% of the closing price of our common stock as quoted on the Nasdaq National Market on December 1, 2000. The exact number of shares subject to the warrant will be calculated using a formula set forth in the Structured Equity Line Agreement. We are registering the shares issuable to Kepler Capital upon the exercise of these warrants as well as up to 500,000 shares of our common stock that we may be required to issue to Kepler Capital upon any draw downs under the Structured Equity Line Agreement prior to its expiration on December 1, 2000.

                              SELLING STOCKHOLDER

     The following table sets forth certain information as of August 24, 2000 with respect to the beneficial ownership of our common stock by the selling stockholder. Beneficial ownership is calculated based on 29,557,597 shares of our common stock outstanding as of August 24, 2000. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. Based on information provided to us by the selling stockholder, we believe the selling stockholder has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by it, except as indicated otherwise in the footnotes below and subject to community property laws where applicable. Anti-dilution adjustments may cause an increase in the number of shares of our common stock to be issued under the Structured Equity Line Agreement and upon the exercise of the warrants issued to the selling stockholder, which would cause the number of shares of to be resold under this prospectus to increase. Accordingly, we cannot determine with certainty the number of shares of common stock the selling stockholder will sell under this prospectus.

                                                   SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                          OWNED                   OWNED
                                                     BEFORE OFFERING        AFTER OFFERING(1)
                                 SHARES OFFERED    --------------------    --------------------
  NAME OF SELLING STOCKHOLDER        HEREBY         NUMBER      PERCENT     NUMBER      PERCENT
  ---------------------------    --------------    ---------    -------    ---------    -------
Kepler Capital LLC(2)..........     375,000(3)       299,875          *%     299,875          *%

-------------------------
 *  Owns 1%.

(1) Assumes the sale of all shares offered by this prospectus and no other purchases or sales of our common stock. If the selling stockholder does not sell the shares offered by this prospectus, actual share ownership will be higher than this table reflects. This number includes 206,250 shares underlying warrants to purchase our common stock, which are exercisable as of August 30, 2000.

(2) Mr. Jeffrey Devers, President of Kepler Capital LLC, may be deemed to be the beneficial owner of shares held by Kepler Capital. Mr. Devers disclaims beneficial ownership of such shares. During the past three years, Kepler Capital has not had a material relationship with us or our affiliates other than as a result of the Structured Equity Line Agreement.

(3) Represents 327,937 shares of common stock which we may issue to Kepler Capital upon our draw downs under the Structured Equity Lined Agreement, 22,063 shares issuable upon the exercise of a warrant issued to Kepler Capital on June 6, 2000 under the Structured Equity Line Agreement, and up to 25,000 shares issuable upon the exercise of a warrant to be issued to Kepler Capital on December 1, 2000 under the Structured Equity Line Agreement.

                              PLAN OF DISTRIBUTION

     The selling stockholder or its pledgees, donees, transferees, or other successors-in-interest may sell the shares of our common stock offered by this prospectus from time to time on the Nasdaq National Market, in the over-the-counter market, in regular brokerage transactions, in transactions directly with market makers, in private or negotiated transactions, in settlement of short sale transactions, in settlement of option transactions, or otherwise, or by a combination of these methods, at fixed prices that may be changed, at market prices prevailing at the time of the sale, at prices related to such market prices, at negotiated prices or otherwise. The selling stockholder may effect these transactions by selling the shares directly to one or more purchasers or to or through broker-dealers or agents including:

          (1) in a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

          (2) in purchases by a broker or dealer and resale by such broker or dealer as a principal for its own account pursuant to this prospectus;

          (3) in ordinary brokerage transactions; and

          (4) in transactions in which the broker solicits purchasers.

The compensation to a particular broker-dealer may be in excess of customary commissions.

     To our knowledge, the selling stockholder has made no arrangement with any brokerage firm for the sale of the shares offered by this prospectus. The selling stockholder has advised us that it presently intends to dispose of the shares through broker-dealers in ordinary brokerage transactions at market prices prevailing at the time of sale. However, depending on market conditions and other factors, the selling stockholder may also dispose of the shares through one or more of the other methods described above. Concurrently with sales under this prospectus, the selling stockholder may effect other sales of shares under Rule 144 of the Securities Act of 1933 or other exempt resale transactions. The selling stockholder may not sell any or all of the shares offered hereunder.

     The selling stockholder is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act in connection with the sale of the shares of common stock offered hereby. Any broker-dealers or agents who act in connection with the sale of the shares may also be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act. Profits on any resale of the shares by the selling stockholder and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholder (and, if they act as agent for the purchaser of such shares, from the purchaser). Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, a supplemental prospectus will be filed disclosing:

          (1) the name of such broker-dealers;

          (2) the number of shares involved;

          (3) the price at which such shares are to be sold;

          (4) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable

          (5) that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

          (6) other facts material to the transaction.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares offered hereby may not simultaneously engage in market making activities with respect to the shares for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in the distribution, including stabilization activities in the common stock to effect covering transactions, to impose penalty bids or to effect passive market making bids. In addition to and without limiting the foregoing, in connection with transactions in the shares covered hereby, we and the selling stockholder may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rule 10b-5 thereof and, insofar as we and the selling stockholder are distribution participants, Regulation M and Rules 100, 101, 102, 103, 104 and 105 thereof. All of the foregoing may affect the marketability of the shares offered hereby.

     The selling stockholder has agreed that it will not engage in any trading practices or activity for the purpose of manipulating the price of our common stock or otherwise engage in any trading practice or activity that violates the rules and regulations of the Securities and Exchange Commission. In particular, the selling stockholder has advised us that during such time as the selling stockholder may be engaged in the attempt to sell shares registered under this prospectus, it will:

          (1) not engage in any stabilization activity in connection with any of our securities;

          (2) cause to be furnished to each person to whom shares included in this prospectus may be offered, and to each broker-dealer, if any, through whom shares are offered, such copies of this prospectus, as supplemented or amended, as may be required by such person; and

          (3) not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire securities, other than as permitted under the Exchange Act.

     The selling stockholders will pay all commissions, transfer taxes and other expenses associated with their sales of the shares offered hereby. We are registering the shares pursuant to our contractual obligations and we have agreed to pay the expenses incurred in connection with such registration, which we estimate to be approximately $20,000. We have also agreed to indemnify the selling stockholder against certain liabilities, including liabilities arising under the Securities Act.

     We will not receive any proceeds from the sale of the shares by the selling stockholder; however, we will receive proceeds upon the exercise of the warrants held by the selling stockholder. We will also receive proceeds in the amount of the aggregate purchase price paid pursuant to the Structured Equity Line Agreement if and to the extent we issue common stock pursuant thereto.

     With regard to the shares, we have agreed to maintain the effectiveness of this registration statement until two years after the effective date of this registration statement; provided, however, that if our counsel provides an opinion to the requesting holders, based on factual representations provided by the requesting holders or information filed with the SEC that such holders are not, at the time of such request, our "affiliates", within the meaning of Rule 144 of the Securities Act, then we shall not be obligated to extend the effectiveness of the registration statement. No sales may be made pursuant to this registration statement and prospectus after such dates unless we amend or supplement this registration statement and prospectus to indicate that we have agreed to extend such period of effectiveness.

                                 LEGAL MATTERS

     The validity of our common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP, Denver, Colorado.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 1999 and 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, you should read the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the SEC.

     We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's following Regional Offices: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. You can obtain copies of this material at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at www.sec.gov. You can find additional information about us on our web site at www.connetics.com. Information contained on our web site does not constitute part of this prospectus.

     The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering is completed. This prospectus is part of a registration statement on
Form S-3 we filed with the SEC (Registration No. 333-               ). The
documents we incorporate by reference are:

     1. Connetics' Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

     2. Connetics' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000.

     3. Connetics' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000.

     4. Connetics' Report on Form 8-K dated June 20, 2000.

     5. Connetics' Registration Statement on Form 8-A dated May 23, 1997, which contains a description of our capital stock.

     6. Connetics' Registration Statement on Form 8-A dated December 8, 1995, which contains a description of our capital stock.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: General Counsel, Connetics Corporation, 3400 West Bayshore Road, Palo Alto, CA 94303, telephone number (650) 843-2800.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table shows the costs and expenses payable by us in connection with the sale and distribution of common stock being registered. All amounts are estimates except the SEC registration fee. The selling stockholder is responsible for paying selling commissions, brokerage fees, and any applicable transfer taxes and fees and disbursements of its counsel.

                                                              AMOUNT TO
                                                               BE PAID
                                                              ----------
SEC registration fee........................................  $ 1,710.85
Legal fees and expenses.....................................    5,000.00
Printing expenses...........................................    5,000.00
Accounting fees and expenses................................    5,000.00
Miscellaneous expenses......................................    3,289.15
                                                              ----------
  Total.....................................................  $20,000.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article IX of the registrant's Amended and Restated Certificate of Incorporation and Article VII,
Section 6 of the registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, we have entered into Indemnification Agreements with our officers and directors and we maintain director and officer liability insurance.

     Pursuant to the terms of the Structured Equity Line Flexible Financing Agreement dated January 2, 1997 between us and Kepler Capital LLC, Kepler Capital has agreed to indemnify our officers and directors against any loss, liability, claim, damage or expense to the extent it is based on or arises from an untrue statement or omission, or alleged untrue statement or omission, made in the Registration Statement and the related prospectus (or any amendment or supplement thereto), in reliance upon and in conformity with written information furnished to us by Kepler Capital expressly for use in the Registration Statement (or any amendment or supplement thereto).

ITEM 16. EXHIBITS

     See Index to Exhibits (page II-5).

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, State of California, on the 30th day of August, 2000.

                                          CONNETICS CORPORATION

                                          By:      /s/ JOHN L. HIGGINS
                                            ------------------------------------
                                                      John L. Higgins
                                             Executive Vice President, Finance
                                                             and
                                             Administration and Chief Financial
                                                           Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, John Higgins and Katrina Church their attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement (including post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys-in-fact to any and all amendments to said Registration Statement.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----
                /s/ THOMAS G. WIGGANS                   President, Chief Executive   August 30, 2000
-----------------------------------------------------  Officer (Principal Executive
                  Thomas G. Wiggans                       Officer) and Director

                 /s/ JOHN L. HIGGINS                    Executive Vice President,    August 30, 2000
-----------------------------------------------------   Finance and Administration
                   John L. Higgins                     and Chief Financial Officer
                                                         (Principal Financial and
                                                           Accounting Officer)

                  /s/ G. KIRK RAAB                           Chairman of the         August 30, 2000
-----------------------------------------------------       Board of Directors
                    G. Kirk Raab

               /s/ ALEXANDER E. BARKAS                           Director            August 30, 2000
-----------------------------------------------------
             Alexander E. Barkas, Ph.D.

                 /s/ EUGENE A. BAUER                             Director            August 30, 2000
-----------------------------------------------------
                Eugene A. Bauer, M.D.

                 /s/ BRIAN H. DOVEY                              Director            August 30, 2000
-----------------------------------------------------
                   Brian H. Dovey

                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----
                  /s/ JOHN C. KANE                               Director            August 30, 2000
-----------------------------------------------------
                    John C. Kane

                 /s/ THOMAS D. KILEY                             Director            August 30, 2000
-----------------------------------------------------
                   Thomas D. Kiley

                 /s/ LEON E. PANETTA                             Director            August 30, 2000
-----------------------------------------------------
                   Leon E. Panetta

                                 EXHIBIT INDEX

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  5.1     Opinion of Morrison & Foerster LLP
 10.1     Structured Equity Line Flexible Financing Agreement Between
          Kepler Capital LLC and the Registrant dated as of January 2,
          1997 (incorporated herein by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K (File No.
          0-27406) for the year ended December 31, 1996)
 10.2     Registration Rights Agreement Between Kepler Capital LLC and
          the Registrant dated as of January 2, 1997 (incorporated
          herein by reference to Exhibit 10.43 to the Registrant's
          Annual Report on Form 10-K (File No. 0-27406) for the year ended December 31, 1996)
 23.1     Consent of Ernst & Young LLP, Independent Auditors
 23.2     Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
 24.1     Power of Attorney (included on Page II-3 of the Registration
          Statement)